UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14870

Sanpaolo IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156, 10121 Turin, Italy Tel: +39-011-5551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of €2.88 par value each
American Depositary Shares, each representing two Ordinary Shares of €2.88 par value each

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Zero*

* With legal effect from January 1, 2007, Sanpaolo IMI S.p.A. was merged with and into Banca Intesa S.p.A. (now known as Intesa Sanpaolo S.p.A.).

Pursuant to the requirements of the Securities Exchange Act of 1934 Intesa Sanpaolo S.p.A., as successor to Sanpaolo IMI S.p.A., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2007	By:	/s/ Corrado Passera
			Name:	Corrado Passera
			Title:	Chief Executive Officer